United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada,

Alcaldía Miguel Hidalgo,

11529, Mexico City,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	Note	At September 30, 2021 Unaudited		At December 31, 2020 Audited
Assets
Current assets:
Cash and cash equivalents		Ps.	35,505,293	Ps.	35,917,907
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments			62,736,503		54,636,395
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net			207,911,850		207,977,954
Related parties	3		1,289,348		1,391,300
Derivative financial instruments			10,330,434		20,928,335
Inventories, net			35,472,246		30,377,439
Other current assets, net			13,457,144		8,993,907

Total current assets		Ps.	366,702,818	Ps.	360,223,237
Non-current assets:
Property, plant and equipment, net	4	Ps.	707,198,905	Ps.	722,929,631
Intangibles, net			124,456,319		133,456,967
Goodwill			139,845,480		143,052,859
Investments in associated companies			1,747,341		1,829,760
Deferred income taxes			124,020,457		115,370,240
Accounts receivable, subscriber, distributors and contract assets, net			7,670,010		7,792,863
Other assets, net			38,679,349		38,415,826
Right-of-use assets			92,095,245		101,976,844

Total assets		Ps.	1,602,415,924	Ps.	1,625,048,227

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	6	Ps.	147,231,925	Ps.	148,083,184
Short-term liability related to right-of-use of assets			27,340,678		25,067,905
Accounts payable			197,013,372		186,995,472
Accrued liabilities			58,111,910		50,291,851
Income tax			27,616,430		14,644,979
Other taxes payable			25,007,443		27,969,739
Derivative financial instruments			10,809,490		14,230,249
Related parties	3		3,612,876		3,999,916
Deferred revenues			37,305,055		36,027,383

Total current liabilities		Ps.	534,049,179	Ps.	507,310,678
Non-current liabilities:
Long-term debt	6		438,618,358		480,299,772
Long-term liability related to right-of-use of assets			73,000,591		84,259,336
Deferred income taxes			49,277,520		49,067,163
Deferred revenues			2,534,605		2,875,467
Asset retirement obligations			15,843,374		17,887,991
Employee benefits			166,851,285		168,230,202

Total non-current liabilities		Ps.	746,125,733	Ps.	802,619,931

Total liabilities		Ps.	1,280,174,912	Ps.	1,309,930,609

Equity:
Capital stock	9	Ps.	96,336,322	Ps.	96,341,695
Retained earnings:
Prior years			268,845,591		267,865,420
Profit for the year			60,436,744		46,852,605

Total retained earnings			329,282,335		314,718,025
Other comprehensive loss items			(169,283,793)		(160,580,917)

Equity attributable to equity holders of the parent			256,334,864		250,478,803
Non-controlling interests			65,906,148		64,638,815

Total equity			322,241,012		315,117,618

Total liabilities and equity		Ps.	1,602,415,924	Ps.	1,625,048,227

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the nine-month periods ended September 30, Unaudited
	Note	2021		2020
Operating revenues:
Service revenues		Ps.	633,737,482	Ps.	649,042,729
Sales of equipment			120,330,358		112,814,350

		Ps.	754,067,840	Ps.	761,857,079

Operating costs and expenses:
Cost of sales and services			347,191,254		349,035,434
Commercial, administrative and general expenses			148,829,317		162,796,091
Other expenses			3,853,418		3,288,826
Depreciation and amortization			121,097,782		121,811,171

		Ps.	620,971,771	Ps.	636,931,522

Operating income		Ps.	133,096,069	Ps.	124,925,557

Interest income			2,789,506		3,731,873
Interest expense			(27,185,173)		(30,381,903)
Foreign currency exchange loss, net			(6,890,565)		(101,609,915)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	11		(12,457,881)		15,180,875
Equity interest in net income (loss) result of associated companies			118,674		(283,367)

Profit before income tax			89,470,630		11,563,120
Income tax	5		25,028,477		(1,695,582)

Net profit for the periods		Ps.	64,442,153	Ps.	13,258,702

Net profit for the period attributable to:
Equity holders of the parent		Ps.	60,436,744	Ps.	9,540,321
Non-controlling interests			4,005,409		3,718,381

		Ps.	64,442,153	Ps.	13,258,702

Basic and diluted earnings per share attributable to equity holders of the parent			Ps.0.91		Ps.0.14

Other comprehensive (loss) income items:
Net other comprehensive income that may be reclassified to (loss) or profit in subsequent periods:
Effect of translation of foreign entities and affiliates		Ps.	(10,656,019)	Ps.	16,621,249
Items that will not be reclassified to (loss) income in subsequent years:
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes			3,350,342		(9,191,685)

Total other comprehensive (loss) income items for the periods, net of deferred taxes		Ps.	(7,305,677)	Ps.	7,429,564

Total comprehensive income for the periods		Ps.	57,136,476	Ps.	20,688,266

Comprehensive income for the period attributable to:
Equity holders of the parent			54,567,225		12,763,305
Non-controlling interests			2,569,251		7,924,961

		Ps.	57,136,476	Ps.	20,688,266

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the nine-period ended September 30, 2021 (unaudited)

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized (loss) gain on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative Translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2020 (audited)	Ps.	96,341,695	Ps.	358,440	Ps.	314,359,585	Ps.	(10,881,990)	Ps.	(113,607,942)	Ps.	(100,926,140)	Ps.	64,835,155	Ps.	250,478,803	Ps.	64,638,815	Ps.	315,117,618
Net profit for the period		—		—		60,436,744		—		—		—		—		60,436,744		4,005,409		64,442,153
Unrealized gain on equity investments at fair value, net of deferred taxes		—		—		—		3,350,342		—		—		—		3,350,342		—		3,350,342
Effect of translation of foreign entities		—		—		—		—		1,404,840		(8,424,700)		(2,200,001)		(9,219,861)		(1,436,158)		(10,656,019)
Transfer of revaluation of assets net of deferred taxes		—		—		2,833,357		—		—		—		(2,833,357)		—		—		—

Comprehensive income (loss) for the period		—		—		63,270,101		3,350,342		1,404,840		(8,424,700)		(5,033,358)		54,567,225		2,569,251		57,136,476
Dividends declared		—		—		(26,616,504)		—		—		—		—		(26,616,504)		(1,987,570)		(28,604,074)
Repurchase of shares		(5,373)		—		(22,413,590)		—		—		—		—		(22,418,963)		—		(22,418,963)
Other acquisitions of non-controlling interest		—		—		324,303		—		—		—		—		324,303		685,652		1,009,955

Balance at September 30, 2021 (unaudited)	Ps.	96,336,322	Ps	. 358,440	Ps.	328,923,895	Ps.	(7,531,648)	Ps.	(112,203,102)	Ps.	(109,350,840)	Ps.	59,801,797	Ps.	256,334,864	Ps.	65,906,148	Ps.	322,241,012

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the nine-period ended September 30, 2020 (unaudited)

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized loss on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2019 (audited)	Ps.	96,338,262	Ps.	358,440	Ps.	281,091,687	Ps.	(8,929,576)	Ps.	(103,581,488)	Ps.	(87,367,366)	Ps.	177,909,959	Ps.	48,996,906	Ps.	226,906,865
Net profit for the period		—		—		9,540,321		—		—		—		9,540,321		3,718,381		13,258,702
Unrealized loss on equity investments at fair value, net of deferred taxes		—		—		—		(9,191,685)		—		—		(9,191,685)		—		(9,191,685)
Effect of translation of foreign entities		—		—		—		—		(988,471)		13,403,140		12,414,669		4,206,580		16,621,249

Comprehensive (loss) income for the period		—		—		9,540,321		(9,191,685)		(988,471)		13,403,140		12,763,305		7,924,961		20,688,266

Dividends		—		—		(25,074,439)		—		—		—		(25,074,439)		(15,491)		(25,089,930)
Stock dividends		2,157		—		8,288,582		—		—		—		8,290,739		—		8,290,739
Repurchase of shares		(517)		—		(1,953,203)		—		—		—		(1,953,720)		—		(1,953,720)
Other non-controlling acquisitions		—		—		(1,962)		—		—		—		(1,962)		(608)		(2,570)

Balance at September 30, 2020 (unaudited)	Ps.	96,339,902	Ps.	358,440	Ps.	271,890,986	Ps.	(18,121,261)	Ps.	(104,569,959)	Ps.	(73,964,226)	Ps.	171,933,882	Ps.	56,905,768	Ps.	228,839,650

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the nine-month periods ended September 30, Unaudited
	2021		2020
Operating activities
Profit before income tax	Ps.	89,470,630	Ps.	11,563,120
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets		102,380,065		106,398,093
Amortization of intangible and other assets		18,717,717		15,413,078
Equity interest in net (loss) income of associated companies		(118,674)		283,367
Loss on sale of property, plant and equipment		566,035		29,444
Net period cost of labor obligations		14,072,122		13,544,191
Foreign currency exchange (loss), net		6,275,334		97,223,366
Interest income		(2,789,506)		(3,731,873)
Interest expense		27,185,173		30,381,903
Employee profit sharing		1,965,157		1,360,577
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net		5,509,646		(23,860,054)
Gain on net monetary positions		(3,738,124)		(2,566,507)
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other, net		(1,792,927)		14,274,743
Prepaid expenses		(4,845,130)		(1,770,913)
Related parties		(285,088)		354,976
Inventories		(5,408,936)		8,857,563
Other assets		(5,333,305)		(3,310,398)
Employee benefits		(15,034,626)		(11,784,695)
Accounts payable and accrued liabilities		2,052,479		(10,899,675)
Employee profit sharing paid		(1,921,528)		(2,435,640)
Financial instruments and other		(1,505,930)		6,347,162
Deferred revenues		1,234,931		1,058,046
Interest received		1,835,271		803,715
Income taxes paid		(26,544,350)		(47,135,965)

Net cash flows provided by operating activities	Ps.	201,946,436	Ps.	200,397,624

Investing activities
Purchase of property, plant and equipment		(85,544,001)		(75,755,853)
Acquisition of intangibles		(5,991,969)		(15,289,555)
Dividends received from associates and marketable securities		2,628,600		2,292,689
Proceeds from sale of plant, property and equipment		171,994		108,190
Acquisition of business, net of cash acquired		—		(131,529)
Investment in affiliated companies		—		(72,431)
Sale of shares of associated company		1,147,199		601,509
Other short-term investments		(3,361,507)		(4,341,811)

Net cash flows used in investing activities	Ps.	(90,949,684)	Ps.	(92,588,791)

Financing activities
Loans obtained		70,789,875		247,424,369
Repayment of loans		(103,347,911)		(289,766,838)
Payment of liability related to right-of-use of assets		(23,589,855)		(23,641,040)
Interest paid		(16,607,756)		(20,287,662)
Repurchase of shares		(22,418,965)		(1,908,916)
Dividends paid		(15,000,231)		(4,060,130)
Acquisition of non-controlling interests		(5,850)		(2,570)

Net cash flows used in financing activities	Ps.	(110,180,693)	Ps.	(92,242,787)

Net increase in cash and cash equivalents	Ps.	816,059	Ps.	15,566,046

Adjustment to cash flows due to exchange rate fluctuations, net		(1,228,673)		645,171
Cash and cash equivalents at beginning of the year		35,917,907		19,745,656

Cash and cash equivalents at beginning of the period	Ps.	35,505,293	Ps.	35,956,873

Non-cash transactions related to:
Acquisitions of property, plant and equipment in accounts payable at end periods	Ps.	11,076,339	Ps.	14,417,248
Revaluation surplus		100,700,222		—

Non-cash transactions	Ps.	111,776,561	Ps.	14,417,248

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos (Ps.) and thousands of

U.S. dollars (US$), unless otherwise indicated)

1. Description of the Business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil” or “AMX”) was incorporated under the laws of Mexico on September 25, 2000. As of September 30, 2021, the Company provides telecommunications services in 25 countries throughout Latin America, the United States, the Caribbean and Europe. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, over the top and other related services. The Company also sells equipment, accessories and computers.

•	Voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

•	Data services include value added, corporate networks, data and Internet services.

•	Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•	AMX provides other related services to advertising in telephone directories, publishing and call center services.

•	The Company also provides video, audio and other media content that is delivered through the internet directly from the content provider to the end user.

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 24 countries where it has networks, and such licenses have different dates of expiration through 2056.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, Mexico City, México.

The Company’s unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on March 25, 2022, and subsequent events have been considered through that date.

II. Relevant Events in 2021

•

On September 15, 2021, we announced that we entered into an agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America LTD., to sell our 100% interest in our subsidiary Claro Panama, S.A. The transaction excludes (i) all telecommunication towers owned indirectly by América Móvil, S.A.B. de C.V. in Panama and (ii) the Claro trademarks. The agreed purchase price is U.S.$200 million on a cash/debt free basis. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals, and we expect closing to occur during first half of 2022.

•

On September 29, 2021, we announced an agreement with Liberty Latin America LTD. to combine our respective Chilean operations, VTR and Claro Chile, to form a 50-50 joint venture. The proposed transaction combines the complementary operations of VTR, a leading provider of high-speed consumer fixed products, such as broadband and Pay TV services, where it connects close to 3 million subscribers nationwide, and Claro Chile, one of Chile’s leading telecommunications service providers with over 6.5 million mobile customers. Completion of the transaction is subject to certain customary closing conditions, including obtaining required regulatory approvals, and we expect closing to occur during the second half of 2022.

2. Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2021, have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below. The Company has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2019 and 2020, and for the three-year period ended December 31, 2020, as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) New standards, interpretations and amendments adopted

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

3. Related Parties

a) The following is an analysis of the balances with related parties as of September 30, 2021 and December 31, 2020. All the companies were considered affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties:

	2021		2020
Patrimonial Inbursa, S.A.	Ps.	361,720	Ps.	327,985
Hubard y Bourlon, S.A. de C.V.		117,921		437,231
Sears Roebuck de México, S.A. de C.V. and Subsidiaries		226,720		233,402
Sanborns Hermanos, S.A.		79,000		160,116
Claroshop.com S.A.P.I. de C.V.		67,010		100,075
Grupo Condumex, S.A. de C.V. and Subsidiaries		76,792		10,038
Other		360,185		122,453

Total	Ps.	1,289,348	Ps.	1,391,300

	2021		2020
Accounts payable:
Grupo Condumex, S.A. de C.V. and Subsidiaries	Ps.	1,544,997	Ps.	1,054,526
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries		765,457		2,192,405
Seguros Inbursa, S.A. de C.V.		226,239		92,173
Grupo Financiero Inbursa, S.A.B. de C.V.		205,026		234,954
Claroshop.com S.A.P.I. de C.V.		252,820		4,300
Fianzas Guardiana Inbursa, S.A. de C.V.		246,544		241,898
Sociedad Financiera Inbursa. S.A. de C.V.		110,234		—
Enesa, S.A. de C.V. and Subsidiaries		17,272		22,014
PC Industrial, S.A. de C.V. and Subsidiaries		28,622		44,198
Other		215,665		113,448

Total	Ps.	3,612,876	Ps.	3,999,916

b) For the nine-month periods ended September 30, 2021 and 2020, the Company conducted the following transactions with related parties:

	2021		2020
Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	5,471,751	Ps.	5,077,699
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		3,293,424		2,987,742
Other services		1,143,079		798,469

	Ps.	9,908,254	Ps.	8,863,910

Revenues:
Revenue services	Ps.	463,593	Ps.	395,957
Sale of equipment		480,027		264,416

	Ps.	943,620	Ps.	660,373

i)	In 2021, this amount includes Ps.3,827,345 (Ps.4,415,590 in 2020) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)

In 2021, this amount includes Ps.121,728 (Ps.134,123 in 2020) for network maintenance services performed by Grupo Carso subsidiaries; Ps.37,960 in 2021 (Ps.12,264 in 2020 for software services provided by an associate; Ps.2,914,338 in 2021 (Ps.2,606,092 in 2020) for insurance premiums with Seguros Inbursa, S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers.

4. Property, Plant and Equipment, net

During the nine-month periods ended September 30, 2021 and 2020, the Company made cash payments related to investments in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.85,544,001 and Ps.75,755,853, respectively.

5. Income Taxes

As explained previously in these unaudited interim condensed consolidated financial statements, the Company is a Mexican corporation which has numerous consolidated subsidiaries operating in other countries.

i)	Consolidated income tax matters

The composition of income tax expense for the nine-month periods ended September 30, 2021 and 2020 is as follows:

	2021		2020
Current period income tax	Ps.	36,689,797	Ps.	22,201,055
Deferred income tax		(11,661,320)		(23,896,637)

	Ps.	25,028,477	Ps.	(1,695,582)

Deferred tax related to items recognized in OCI during the nine-month periods ended September 30, 2021 and 2020 is as follows:

	2021		2020
Equity investments at fair value	Ps.	(88,399)	Ps.	897,286

Deferred tax charged to OCI	Ps.	(88,399)	Ps.	897,286

Income Tax — Our income tax expense for the first nine months of 2021 was Ps.25.0 billion, as compared to a tax credit of Ps.1.7 billion for the first nine months of 2020. This increase principally reflects higher profit before income tax due to a decrease in our net foreign currency exchange loss of Ps.94.7 billion compared to the first nine months of 2020. Our effective corporate income tax rate as a percentage of profit before income tax was 28.0% for the first nine months of 2021, as compared to (14.7)% for the first nine months of 2020. This rate differed from the Mexican statutory rate of 30.0% principally because of taxable inflationary effects, employee benefits and non-taxable items.

6. Debt

a) The Company’s short- and long-term debt consists of the following:

At December 31, 2020				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.125%	2022	Ps.	31,917,920
	Fixed-rate Senior notes (i)	3.625%	2029		19,948,700
	Fixed-rate Senior notes (i)	2.875%	2030		19,948,700
	Fixed-rate Senior notes (i)	6.375%	2035		19,576,258
	Fixed-rate Senior notes (i)	6.125%	2037		7,365,559
	Fixed-rate Senior notes (i)	6.125%	2040		39,897,400
	Fixed-rate Senior notes (i)	4.375%	2042		22,941,005
	Fixed-rate Senior notes (i)	4.375%	2049		24,935,875

	Subtotal U.S. dollars			Ps.	186,531,417

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		4,911,181
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,282,881

Euros
	Fixed-rate Senior notes (i)	3.000%	2021	Ps.	24,369,332
	Fixed-rate Senior notes (i)	3.125%	2021		18,276,999
	Fixed-rate Senior notes (i)	4.000%	2022		18,276,999
	Fixed-rate Senior notes (i)	4.750%	2022		18,276,999
	Fixed-rate Senior notes (i)	3.500%	2023		7,310,800
	Fixed-rate Senior notes (i)	3.259%	2023		18,276,999
	Fixed-rate Senior notes (i)	1.500%	2024		20,713,932
	Fixed-rate Senior notes (i)	1.500%	2026		18,276,999
	Fixed-rate Senior notes (i)	0.750%	2027		24,369,332
	Fixed-rate Senior notes (i)	2.125%	2028		15,840,066
	Commercial Paper (iv)	(0.230%) -(0.310%)	2021		40,940,477

	Subtotal Euros			Ps.	224,928,934

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,634,936
	Fixed-rate Senior notes (i)	5.750%	2030		17,725,417
	Fixed-rate Senior notes (i)	4.948%	2033		8,180,962
	Fixed-rate Senior notes (i)	4.375%	2041		20,452,405

	Subtotal Pound Sterling			Ps.	59,993,720

Brazilian reais
	Debentures (i)	104.000% of CDI	2021	Ps.	4,222,597
	Debentures (i)	104.250% of CDI	2021		5,815,668

	Promissory notes (i)	CDI + 0.600%	2021		1,381,941
	Debentures (i)	CDI + 0.960%	2022		9,596,811
	Promissory notes (i)	106.000% of CDI	2022		7,677,449
	Debentures (i)	106.500% of CDI	2022		3,838,725

	Subtotal Brazilian reais			Ps.	32,533,191

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,511,701

	Subtotal Japanese yen			Ps.	2,511,701

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	4,078,453

	Subtotal Chilean pesos			Ps.	4,078,453

	Subtotal other currencies			Ps.	6,590,154

Hybrid Notes
Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	13,403,133
	Subtotal Euros			Ps.	13,403,133

	Subtotal Hybrid notes			Ps.	13,403,133

Lines of Credit and others
Mexican pesos
	Lines of credit (ii)	TIIE + 0.300% - TIIE + 1.000%	2021	Ps.	27,100,000
Peruvian Soles
	Lines of credit (ii)	1.200% - 1.450%	2021	Ps.	17,094,079
Chilean pesos
	Lines of credit (ii)	TAB + 0.350% and TAB + 0.450%	2021	Ps.	8,868,181
	Financial Leases	8.700% - 8.970%	2021 -2027	Ps.	57,266
	Subtotal Lines of Credit and others			Ps.	53,119,526

	Total debt			Ps.	628,382,956

	Less: Short-term debt and current portion of long-term debt			Ps.	148,083,184

	Long-term debt			Ps.	480,299,772

At September 30, 2021				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	3.125%	2022	Ps.	32,489,600
	Fixed-rate Senior notes (i)	3.625%	2029		20,306,000
	Fixed-rate Senior notes (i)	2.875%	2030		20,306,000
	Fixed-rate Senior notes (i)	6.375%	2035		19,926,887
	Fixed-rate Senior notes (i)	6.125%	2037		7,497,483
	Fixed-rate Senior notes (i)	6.125%	2040		40,612,000
	Fixed-rate Senior notes (i)	4.375%	2042		23,351,900
	Fixed-rate Senior notes (i)	4.375%	2049		25,382,500

	Subtotal U.S. dollars			Ps.	189,872,370

Mexican pesos
	Fixed-rate Senior notes (i)	6.450%	2022	Ps.	22,500,000
	Fixed-rate Senior notes (i)	7.125%	2024		11,000,000
	Domestic Senior notes (i)	0.000%	2025		5,146,689
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		5,000,000

	Subtotal Mexican pesos			Ps.	51,518,389

Euros
	Fixed-rate Senior notes (i)	3.125%	2021	Ps.	17,635,761
	Fixed-rate Senior notes (i)	4.000%	2022		17,635,761
	Fixed-rate Senior notes (i)	4.750%	2022		17,635,761
	Fixed-rate Senior notes (i)	3.500%	2023		7,054,304
	Fixed-rate Senior notes (i)	3.259%	2023		17,635,761
	Fixed-rate Senior notes (i)	1.500%	2024		19,987,196
	Exchangeable Bond (i)	0.000%	2024		49,309,588
	Fixed-rate Senior notes (i)	1.500%	2026		17,635,761
	Fixed-rate Senior notes (i)	0.750%	2027		23,514,348
	Fixed-rate Senior notes (i)	2.125%	2028		15,284,326

	Subtotal Euros			Ps.	203,328,567

Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	13,680,152
	Fixed-rate Senior notes (i)	5.750%	2030		17,784,198
	Fixed-rate Senior notes (i)	4.948%	2033		8,208,092
	Fixed-rate Senior notes (i)	4.375%	2041		20,520,228
	Subtotal Pound Sterling			Ps.	60,192,670

Brazilian reais
	Promissory notes (i)	CDI + 0.600%	2021	Ps.	1,343,927
	Debentures (i)	CDI + 0.960%	2022		9,332,831
	Promissory notes (i)	106.000% of CDI	2022		7,466,265

	Debentures (i)	106.500% of CDI	2022		3,733,132

	Subtotal Brazilian reais			Ps.	21,876,155

Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	2,371,983

	Subtotal Japanese yen			Ps.	2,371,983

Chilean pesos
	Fixed-rate Senior notes (i)	3.961%	2035	Ps.	3,762,621

	Subtotal Chilean pesos			Ps.	3,762,621

	Subtotal other currencies			Ps.	6,134,604

Hybrid Notes

Euros
	Euro NC10 Series B Capital Securities (iii)	6.375%	2073	Ps.	12,932,891

	Subtotal Euros			Ps.	12,932,891

	Subtotal Hybrid Notes			Ps.	12,932,891

Lines of Credit and others

U.S. dollars
	Lines of credit (ii)	0.700%	2021	Ps.	514,336
Mexican pesos
	Lines of credit (ii)	TIIE + 0.280% - TIIE + 0.400%	2021	Ps.	22,280,000
Peruvian Soles
	Lines of credit (ii)	0.976% - 1.045%	2021 - 2022	Ps.	9,536,419
Chilean pesos
	Lines of credit (ii)	TAB + 0.350% and TAB + 0.450%	2021 - 2022	Ps.	7,614,951
	Financial Leases	8.700% - 8.970%	2021 - 2027	Ps.	48,931

	Subtotal Lines of Credit and others			Ps.	39,994,637

	Total debt			Ps.	585,850,283

	Less: Short-term debt and current portion of long-term debt			Ps.	147,231,925

	Long-term debt			Ps.	438,618,358

L= LIBOR (London Interbank Offered Rate)

TIIE = Mexican Interbank Rate

CDI = Brazil Interbank Deposit Rate

TAB= Chilean weighted average funding rate

Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of December 31, 2020, and September 30, 2021 was approximately 3.72% and 3.80%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of December 31, 2020, and September 30, 2021, is as follows:

	2020		2021
Obligations and Senior Notes	Ps.	95,007,014	Ps.	107,273,038
Lines of credit		53,062,260		39,945,706
Financial Leases		13,910		13,181

Subtotal short term debt	Ps.	148,083,184	Ps.	147,231,925

Weighted average interest rate		2.23%		3.75%

As of September 30, 2021, the Company’s long-term debt maturities are as follows:

Years	Amount
2022	Ps.	22,501,478
2023		24,696,304
2024		80,303,579
2025 and thereafter		311,116,997

Total	Ps.	438,618,358

(i) Senior Notes

The amounts outstanding under our secured and unsecured debt securities as of December 31, 2020 and September 30, 2021, are as follows:

Currency	2020		2021
	(In thousands of Mexican pesos)
U.S. dollars	Ps.	186,531,417	Ps.	189,872,370
Mexican pesos		51,282,881		51,518,389
Euros		183,988,456		203,328,567
Pounds sterling		59,993,720		60,192,670
Brazilian reais		32,533,191		21,876,155
Japanese yen		2,511,701		2,371,983
Chilean pesos		4,078,453		3,762,621

(ii) Lines of credit

As of December 31, 2020, and September 30, 2021, debt under lines of credit aggregated to Ps.53,062 million and Ps.39,945 million, respectively.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S.$1,500 million and the other for U.S.$2,500 million maturing in 2026 and 2024, respectively. As long as the facilities are committed, a commitment fee is paid. As of September 30, 2021, these credit facilities are undrawn. Telekom Austria has an undrawn revolving syndicated credit facility in Euros for €1,000 million that matures in 2026.

(iii) Hybrid Notes

We currently have one series of Capital Securities (hybrid notes) maturing in 2073 denominated in euros for a total amount of €550 million with a coupon of 6.375%. The Capital Securities are deeply subordinated, and when they were issued the principal rating agencies stated that they would treat only half of the principal amount as indebtedness for purposes of evaluating our leverage (an analysis referred to as 50.0% equity credit). Standard & Poor’s considers 100% of the total amount of this note as debt. The Capital Securities are subject to redemption at our option at varying dates beginning in 2023.

(iv) Commercial Paper

In August 2020, we established a new Euro-Commercial Paper program for a total amount of €2,000 million. As of September 30, 2021, no amounts were outstanding under this program.

Restrictions

A portion of the Company’s debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of September 30, 2021, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument.

Covenants

In conformity with the credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit in certain cases the ability of the Company to pledge assets, carry out certain types of mergers or sell all or substantially all of its assets, and the Company’s ability to sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company may be accelerated, at the option of the relevant creditor upon the occurrence of a change in control. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as its current shareholders continue to hold the majority of the Company’s voting shares.

As of September 30, 2021, the Company was in compliance with all the covenants.

7. Contingencies

Included in Note 17 on pages F-59 to F-62 of the Company’s 2020 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2020. As of September 30, 2021, there has not been any material change in the status of those contingencies.

8. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of September 30, 2021 and December 31, 2020:

	September 30, 2021
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	6,736,715	Ps.	—	Ps.	55,999,788
Accounts receivable from subscribers, distributors, contractual assets and other		171,013,502		—		—
Related parties		1,289,348		—		—
Derivative financial instruments		—		10,330,434		—

Total	Ps.	179,039,565	Ps.	10,330,434	Ps.	55,999,788

Financial Liabilities:
Debt	Ps.	585,850,283		—	Ps.	—
Liability related to right-of-use of assets		100,341,269		—		—
Accounts payable		197,013,372		—		—
Related parties		3,612,876		—		—
Derivative financial instruments		—		10,809,490		—

Total	Ps.	886,817,800	Ps.	10,809,490	Ps.	—

	December 31, 2020
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	4,603,284	Ps.	—	Ps.	50,033,111
Accounts receivable from subscribers, distributors, contractual assets and other		171,213,415		—		—
Related parties		1,391,300		—		—
Derivative financial instruments		—		20,928,335		—

Total	Ps.	177,207,999	Ps.	20,928,335	Ps.	50,033,111

Financial Liabilities:
Debt	Ps.	628,382,956	Ps.	—	Ps.	—
Liability related to right-of-use of assets		109,327,241		—		—
Accounts payable		186,995,472		—		—
Related parties		3,999,916		—		—
Derivative financial instruments		—		14,230,249		—

Total	Ps.	928,705,585	Ps.	14,230,249	Ps.	—

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2: Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at September 30, 2021 and December 31, 2020 is as follows:

	Measurement of fair value at September 30, 2021
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	55,999,788	Ps.	6,736,715	Ps.	—	Ps.	62,736,503
Derivative financial instruments		—		10,330,434		—		10,330,434
Revalued of assets		—		—		100,700,222		100,700,222
Pension plan assets		174,111,251		22,993,990		21,478		197,126,719

Total	Ps.	230,111,039	Ps.	40,061,139	Ps.	100,721,700	Ps.	370,893,878

Liabilities:
Debt	Ps.	528,543,723	Ps.	119,442,955	Ps.	—	Ps.	647,986,678
Liability related to right-of-use of assets		100,341,269		—		—		100,341,269
Derivative financial instruments		—		10,809,490		—		10,809,490

Total	Ps.	628,884,992	Ps.	130,252,445	Ps.	—	Ps.	759,137,437

	Measurement of fair value at December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	50,033,111	Ps.	4,603,284	Ps.	—	Ps.	54,636,395
Derivative financial instruments		—		20,928,335		—		20,928,335
Revalued of assets		—		—		107,152,628		107,152,628
Pension plan assets		168,939,091		22,589,392		21,100		191,549,583

Total	Ps.	218,972,202	Ps.	48,121,011	Ps.	107,173,728	Ps.	374,266,941

Liabilities:
Debt	Ps.	578,712,562	Ps.	135,645,912	Ps.	—	Ps.	714,358,474
Liability related to right-of-use of assets		109,327,241		—		—		109,327,241
Derivative financial instruments		—		14,230,249		—		14,230,249

Total	Ps.	688,039,803	Ps.	149,876,161	Ps.	—	Ps.	837,915,964

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in Koninklijke KPN N.V., is valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized (loss) gain related to derivative financial instruments for the nine periods ended September 30, 2021 and 2020 was Ps.(1,505,930) and Ps.6,347,162, respectively.

The fair value of the asset revaluation was calculated using valuation techniques, using observable market data and internal information on transactions carried out with independent third parties. To determine fair value we use level 2 and 3 information, the Company used inputs such as average rents, contract term and discount rates for discounted flow modeling techniques; in the case of discount rates, we use level 2 data where the information is public and is found in recognized databases, such as country risks, inflation, etc. In the case of average rents and contract terms, we use level 3 data, where the information is mainly internal based on lease contracts entered into with independent third parties.

For the nine-month periods ended September 30, 2021, and 2020, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

9. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consisted as of September 30, 2021 of a minimum fixed portion of Ps.252,371 (nominal amount), represented by a total of 66,411,260,649 shares (including treasury shares available for placement in accordance with the provisions of the Ley del Mercado de Valores), of which (i) 20,554,697,460 were “AA” shares (full voting rights); (ii) 508,181,645 were “A” shares (full voting rights); and (iii) 45,348,381,544 were “L” shares (limited voting rights).

b) As of September 30, 2021 and December 31, 2020, the Company’s capital structure was represented by 65,450,000,000 outstanding shares (20,554,697,460 “AA” shares, 508,181,645 “A” shares and 44,387,120,895 “L” shares), and 66,862,560,649 shares (20,578,173,274 “AA” shares, 519,926,536 “A” shares and 45,764,460,839 “L” shares), respectively, not including treasury shares.

c) As of September 30, 2021 and December 31, 2020, the Company’s treasury held for placement in accordance with the provisions of the Ley del Mercado de Valores and the Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes en el Mercado de valores issued by the Comisión Nacional Bancaria y de Valores, a total amount of 961,260,649 shares, all of which were “L” shares; and 4,200,651,521 shares (4,200,629,621 “L” shares and 21,900 “A” shares) respectively, all acquired pursuant to the Company’s share repurchase program.

d) The holders of “AA” and “A” shares are entitled to full voting rights. The holders of “L” shares may only vote in limited circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the holders of “L” shares are entitled to vote are the following: extension of the Company´s corporate life, dissolution of the Company, change of Company’s corporate purpose, change of nationality of the Company, transformation of the Company, a merger with another company, any transaction representing 20% or more of the Company’s consolidated assets, as well as the cancellation of the registration of the shares issued by the Company in the Registro Nacional de Valores and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges. Within their respective series, all shares confer the same rights to their holders.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of “AA” shares by non-Mexican investors.

e) Pursuant to the Company’s bylaws, “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by “AA” and “A” shares) representing said capital stock.

“A” shares, which may be freely subscribed, must not represent more than 19.6% of capital stock and must not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by “AA” and “A” shares), must represent no more than 51% of the Company’s capital stock.

Lastly, “L” shares which have limited voting rights and may be freely subscribed, and “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

On April 26, 2021, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.40 (forty peso cents) per share to each of the shares series of its capital stock “AA”, “A” and “L”. It was approved, that such dividend would be paid in two installments of Ps.0.20 (twenty peso cents) each, on July 19 and November 08, 2021 respectively.

On April 24, 2020, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.38 (thirty-eight peso cents) per share to each of the shares series of its capital stock “AA”, “A” and L”. It was approved, that such dividend would be paid in two installments of Ps.0.19 (nineteen peso cents) each, on July 20 and November 9, 2020 respectively.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year, at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2020 and September 30, 2021, the legal reserve amounted to Ps.358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares (“A” shares and “AA” shares), effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, the Company bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the “A” Shares, “L” Shares, “A” Share ADSs or “L” Share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

10. Components of other comprehensive (loss) income

The movement on the components of the other comprehensive income for the nine-month periods ended September 30, 2021 and 2020 is as follows:

	2021		2020
Controlling interest:
Unrealized gain (loss) on equity investments at fair value, net of deferred taxes	Ps.	3,350,342	Ps.	(9,191,685)
Effect of translation of foreign entities		(9,219,861)		12,414,669
Non-controlling interest of the items above		(1,436,158)		4,206,580

Other comprehensive (loss) income	Ps.	(7,305,677)	Ps.	7,429,564

11. Valuation of derivatives, interest cost from labor obligations and other financial items, net

For the nine-month periods ended September 30, 2021 and 2020, valuation of derivatives and other financial items was as follows:

	2021		2020
(Loss) gain in valuation of derivatives, net	Ps.	(7,440,295)	Ps.	22,059,305
Capitalized interest expense		962,147		1,281,180
Commissions		(724,190)		(726,799)
Interest cost of labor obligations		(11,034,160)		(10,008,512)
Interest expense on taxes		(210,747)		(73,828)
Gain on net monetary positions		3,738,124		2,566,507
Received dividends		2,628,600		2,292,689
Other financial cost		(377,360)		(2,209,667)

	Ps.	(12,457,881)	Ps.	15,180,875

12. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2.

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its unaudited interim condensed consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina, Chile, Paraguay and Uruguay) Colombia, Andean Region (Peru and Ecuador) Central America (includes Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama), U.S.A. (excludes Puerto Rico), Caribbean (includes Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The segment Southern Cone comprises mobile communication services in Argentina as well as Chile, Paraguay and Uruguay. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end exchange rate.

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statements measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends, and (vii) currency trends.

	Mexico	Telmex	Brazil	Southern Cone	Colombia	Andean	Central America	U.S.A.	Caribbean	Europe	Eliminations	Consolidated total
For the nine-month period ended at September 30, 2021 (in Ps.):
External revenues	167,068,404	60,027,193	110,905,923	44,681,396	58,682,003	38,927,167	35,751,870	125,850,762	27,802,660	84,370,462	—	754,067,840
Intersegment revenues	13,318,329	11,413,339	2,927,927	245,897	267,417	53,754	74,499	—	1,546,011	—	(29,847,173)	—

Total revenues	180,386,733	71,440,532	113,833,850	44,927,293	58,949,420	38,980,921	35,826,369	125,850,762	29,348,671	84,370,462	(29,847,173)	754,067,840
Depreciation and amortization	19,084,777	9,382,250	30,374,469	11,392,004	10,802,320	8,252,641	8,887,528	470,544	5,212,392	20,217,912	(2,979,055)	121,097,782
Operating income	58,119,022	10,759,198	15,525,635	771,512	11,481,916	6,501,103	5,912,538	8,180,509	5,941,658	11,184,451	(1,281,473)	133,096,069
Interest income	10,956,456	578,905	1,641,693	558,252	342,559	696,461	200,655	15,574	603,295	77,169	(12,881,513)	2,789,506
Interest expense	18,241,534	956,473	12,811,114	2,272,601	1,191,571	1,051,613	871,122	—	815,658	1,794,498	(12,821,011)	27,185,173
Income (loss) tax	13,790,776	(165,648)	(270,784)	150,863	2,289,695	1,733,786	2,028,494	2,146,773	1,558,000	1,765,305	1,217	25,028,477
Equity interest in net (loss) income of associated companies	94,098	35,617	3,151	(14,192)	—	—	—	—	—	—	—	118,674
Net (loss) profit attributable to equity holders of the parent	38,450,431	324,094	(2,731,102)	(1,790,796)	5,157,191	3,923,364	3,117,131	6,048,191	3,780,469	8,138,326	(3,980,555)	60,436,744
Assets by segment	889,467,535	200,733,595	377,096,414	121,661,333	121,700,775	88,880,066	91,987,390	36,148,821	97,550,149	210,854,012	(633,664,166)	1,602,415,924
Plant, property and equipment, net	47,453,561	115,830,800	148,038,936	60,133,607	45,589,501	31,846,617	37,578,010	1,955,164	39,907,391	79,164,319	(999,223)	606,498,683
Revalued of assets	—	—	33,752,770	6,431,351	11,294,298	8,312,475	9,037,022	—	2,570,742	29,301,564		100,700,222
Goodwill	26,958,526	215,381	15,497,563	5,234,688	11,165,031	4,768,861	5,998,144	3,409,137	14,186,723	52,411,426	—	139,845,480
Trademarks, net	74,280	157,673	—	—	—	—	—	242,106	230,144	2,842,993	—	3,547,196
Licenses and rights, net	11,094,284	134,876	23,564,269	13,157,543	10,658,007	5,576,637	5,292,920	—	8,746,193	26,365,109	—	104,589,838
Investment in associated companies	3,421,227	519,655	65,064	(31,711)	360	—	25,944	—	—	—	(2,253,198)	1,747,341
Liabilities by segments	695,231,230	189,572,148	257,380,892	66,738,174	54,895,325	39,712,005	35,464,159	35,237,943	51,981,989	134,326,237	(280,365,190)	1,280,174,912
For the nine-month period ended at September 30, 2020 (in Ps.):
External revenues	157,017,776	58,533,896	125,358,248	44,302,662	57,112,939	40,007,375	36,180,619	133,295,003	27,740,339	82,308,222	—	761,857,079
Intersegment revenues	13,425,308	10,128,608	3,143,657	1,149,667	261,639	68,729	95,083	—	965,134	—	(29,237,825)	—

Total revenues	170,443,084	68,662,504	128,501,905	45,452,329	57,374,578	40,076,104	36,275,702	133,295,003	28,705,473	82,308,222	(29,237,825)	761,857,079
Depreciation and amortization	18,537,370	10,410,870	29,883,498	10,325,178	10,638,477	8,605,254	10,016,823	1,192,172	5,375,557	19,151,957	(2,325,985)	121,811,171
Operating income	51,654,776	8,180,964	21,041,846	1,839,858	11,066,734	6,389,300	3,562,282	7,337,623	4,622,168	10,619,794	(1,389,788)	124,925,557
Interest income	16,234,679	1,215,714	2,553,205	815,917	743,867	762,050	971,627	71,902	843,268	66,054	(20,546,410)	3,731,873
Interest expense	24,216,507	972,848	14,452,857	2,920,178	2,053,120	1,766,047	1,249,404	255	1,258,679	1,914,989	(20,422,981)	30,381,903
Income tax	(7,183,198)	427,964	(5,160,653)	1,044,529	1,352,374	1,443,303	1,699,497	1,987,128	1,721,363	968,245	3,866	(1,695,582)
Equity interest in net income (loss) of associated companies	3,205	17,307	(4,266)	(10,866)	—	—	—	—	—	(288,747)	—	(283,367)
Net profit (loss) attributable to equity holders of the parent	(14,250,135)	(876,289)	(80,375)	2,989,126	5,293,698	3,828,620	1,463,981	5,421,947	2,352,765	7,155,516	(3,758,533)	9,540,321
Assets by segment	912,236,437	204,519,486	363,932,417	119,509,772	110,119,233	100,756,382	102,040,269	38,421,972	115,717,753	227,114,615	(709,999,499)	1,584,368,837
Plant, property and equipment, net	52,628,017	107,780,493	147,417,917	67,258,476	48,761,676	40,990,163	41,474,069	1,913,022	44,558,007	90,263,430	(818,022)	642,227,248
Goodwill	27,489,904	215,381	22,823,834	5,464,178	12,207,007	4,986,840	5,713,732	3,687,576	14,186,723	53,590,700	—	150,365,875
Trademarks, net	154,962	188,901	(20,119)	—	—	—	—	337,600	246,216	3,214,708	—	4,122,268
Licenses and rights, net	12,001,759	430,436	21,389,457	13,608,516	14,614,518	8,096,467	5,764,429	—	9,294,305	29,317,549	—	114,517,436
Investment in associated companies	49,240	617,870	65,619	(19,178)	393	—	28,638	—	—	—	1,095,703	1,838,285
Liabilities by segments	792,677,768	180,755,203	271,174,555	62,901,987	51,842,659	55,533,534	38,942,106	38,860,832	65,893,175	143,606,801	(346,659,433)	1,355,529,187

13. Subsequent events

a)

In July 2020, the Company announced that its Brazilian subsidiary, Claro S.A. (“Claro”), agreed to extend and amend the binding offer submitted, jointly with Telefónica Brasil S.A. (“Telefonica”) and TIM S.A. (“TIM”), for the acquisition of the mobile business owned by Oi Group, in the amount of R$16,500 million. Such joint offer contemplated, additionally, the possibility of entering into long term agreements for the use of infrastructure with Oi Group. The offer was submitted by the parties, and is subject to certain conditions, including their right to make a higher bid than another offer potentially presented by a third party (“right to top”) in the competitive process of Oi Group’s mobile business sale. Therefore, Claro believes that the joint offer with TIM and Telefonica is the one that best serves the interests of current customers of Oi, as it provides long-term experience in the Brazilian market, investment capacity and technical innovation to the sector as a whole; besides being in line with current regulation. On February 9, 2022, the Company announced that Brazil’s antitrust authority had approved the sale.

b)

On September 14, 2020, the Company, announced that it had entered into an agreement with Verizon Communications Inc. (“Verizon”) to sell its 100% interest in its subsidiary TracFone Wireless, Inc. (“TracFone”), the largest mobile virtual prepaid service operator in the United States, serving 21 million subscribers. On November 23, 2021, the Company announced that it had completed the sale of its 100% interest in TracFone to Verizon.

c)

On March 18, 2022, the Company entered into a credit agreement providing for borrowings in an amount up to Ps.20,558,500,000 with a group of lenders and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, as administrative agent for the lenders (the “Sitios Credit Facility”). The full principal amount available under the Sitios Credit Facility was disbursed on March 23, 2022. Under this credit agreement, the Company is an initial co-borrower with Torres Latinoamérica, S.A. de C.V. (“Torres”). In connection with the spin-off (through an escisión) by the Company of certain of its telecommunications towers and other associated passive infrastructure outside of Mexico to a new company (the “Sitios Spin-off”) to be named Sitios Latinoamérica, S.A.B. de C.V. (“Sitios”), on the date on which Sitios is duly incorporated in accordance with Mexican law, pursuant to the resolutions approved by the shareholders of the Company in the extraordinary shareholders’ meeting dated as of September 29, 2021, the Company will be released from its obligations under the Sitios Credit Facility and all liabilities with respect thereto will be transferred to Sitios, and Sitios will assume all of our obligations thereunder. After such date, Torres will continue to be a co-borrower under the Sitios Credit Facility and Torres do Brasil S.A. will become a guarantor thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo

Name:	Carlos José Garcia Moreno Elizondo
Title:	Chief Financial Officer